UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           Heartland Bancshares, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

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                                   422-34A-107
================================================================================
                                  (CUSP Number)

     Elliot Press, Esq., c/o Katten Muchin Rosenman LLP, 575 Madison Avenue,
                               New York, NY 10022
                                 (212) 940-8800
================================================================================
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   May 9, 2005
================================================================================
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 422-34A-107
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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Riggs Qualified Partners, LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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               7     SOLE VOTING POWER

                     106,688 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            106,688 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      106,688 shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.58%
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14    TYPE OF REPORTING PERSON*

      OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 422-34A-107
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Philip J. Timyan
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     106,688 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            106,688 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     20,000 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      126,688 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.0%
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14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 2 amends the Schedule 13D filed on September 8, 2002, as amended by Amendment No. 1 filed on December 18, 2002, by Philip J. Timyan and Riggs Partners LLC with respect to the shares of common stock, no par value (the "Common Stock") of Heartland Bancshares, Inc. (the "Company"). In addition to the other amendments hereto, this Amendment No. 2 reflects the fact that, effective January 1, 2004, certain entities controlled by Mr. Timyan were restructured. As part of that restructuring, all of the shares of Common Stock previously held by Riggs Partners, LLC were assigned to Riggs Qualified Partners, LLC.

Item 2.     Identity and Background

            Item 2 is hereby amended and restated to read as follows:

            (a) Pursuant to Rule 13-d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by (i) Riggs Qualified Partners, LLC, a Delaware limited liability company ("RP LLC"), with respect to the shares of Common Stock beneficially owned by it and (ii) Philip J. Timyan, as managing member of RP LLC and with respect to shares owned by RAM T, L.P. ("RAM") an entity not controlled by Mr. Timyan over which shares Mr. Timyan possesses dispositive power. The general partner of RAM is RTL Partners Ltd. RP LLC and Mr. Timyan (together, the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of
            Section 13(d)(3) of the Exchange Act.

            (b)-(c)

            Riggs Qualified Partners LLC

            RP LLC is a limited liability company the principal business of which is investing for profit in securities and other assets. The managing member of RP LLC is Philip J. Timyan. The principal business address of RP LLC is 4324 Central Avenue, Western Springs, Illinois 60558.

            Philip J. Timyan

            Mr. Timyan is principally employed as the Managing Member of RP LLC. Mr. Timyan invests, among other things, in bank stocks. The principal business address of Mr. Timyan is 4324 Central Avenue, Western Springs, Illinois 60558.

            (d) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons, nor any other entity set forth in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons nor any other entity set forth in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended and restated to read as follows:

            The aggregate amount of funds used to purchase the shares of Common Stock held by RP LLC is $952,233. The source of funds used by RP LLC to purchase such shares was working capital.

            The aggregate amount of funds used to purchase the shares of Common Stock held by RAM is $202,000. The source of funds used to purchase such shares was working capital.

            RP LLC effects purchases of shares primarily through margin accounts maintained for RP LLC with UBS Financial Services which may extend credit to RP LLC as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of the debit balances in the account.

Item 5.     Interest in Securities of the Issuer.

            Item 5 is hereby amended and restated to read as follows:

            (a) The aggregate percentage of the outstanding Common Stock of the Company reported owned by each Reporting Person is based upon 1,407,646 shares of Common Stock outstanding based on information contained in the Company's annual report on Form 10-K for the period ended December 31, 2004.

            As of the close of business on May 9, 2005.

                  (i) RP LLC owns 106,688 shares of Common Stock which represent approximately 7.58% of the outstanding Common Stock; and

                  (ii) Philip J. Timyan owns no shares of Common Stock directly.
            As the managing member of RP LLC, Mr. Timyan may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 106,688 shares of Common Stock owned by RP LLC. In addition, Mr. Timyan may be deemed to beneficially own an additional 20,000 shares of Common Stock held by RAM over which shares Mr. Timyan possesses dispositive power. The foregoing shares, in the aggregate, constitute approximately 9.0% of the outstanding Common Stock

            (b) RP LLC has the sole power to vote and dispose of the 106,688 shares of Common Stock it holds, which power is exercisable by Mr. Timyan as managing member of RP LLC.

            Mr. Timyan shares the power to dispose of the 20,000 shares held by RAM with RAM and its general partner, RTL Partners Ltd. RAM is a Cayman Islands company the principal business of which, to the knowledge of the Reporting Persons, is investing for profit in securities and other assets. The general partner of RAM is RTL Partners Ltd., a Cayman Islands company the principal business of which, to the knowledge of the Reporting Persons, is serving as the general partner of RAM. The principal business address of RAM and RTL Partners Ltd. is c/o Caldonian Bank & Trust Limited, Caledonian House, P.O. Box 1043GT, 69 Dr. Roy's Drive, George Town, Grand Cayman Islands, British West Indies. Mr. Timyan has no voting power over the shares held by RAM.

            (c) During the past 60 days the Reporting Persons effected the following transactions in Company Common Stock, both of which were open market purchases: 6,835 shares were acquired through RP LLC on May 9, 2005 at a price per share of $12.80 and 7,500 shares were purchased through RAM on May 9, 2005, at a price per share of $12.80.

            (d) RAM has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the 20,000 shares held by RAM.

            (e) Pursuant to a restructuring of certain entities controlled by Mr. Timyan, effective January 1, 2004 Riggs Partners, LLC transferred all of its shares of Common Stock to RP LLC.

Item 7.     Material to be Filed as Exhibits

            Exhibit 1: Agreement pursuant to Rule 13d-1(k).

                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2005

                                        RIGGS QUALIFIED PARTNERS, LLC


                                        By: /s/ Philip J. Timyan
                                            ------------------------------------
                                        Name: Philip J. Timyan
                                        Title: Managing Member


                                        /s/ Philip J. Timyan
                                        ----------------------------------------
                                        Philip J. Timyan